

November 10, 2014

<u>Via E-mail</u>
Richard F. Westenberger
Chief Financial Officer
Carter's, Inc.
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326

      **Re: Carter's, Inc.
             Form 10-K for Fiscal Year Ended December 28, 2013
             Filed February 26, 2014
             File No. 001-31829**

Dear Mr. Westenberger:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 28, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 24</u>

1.   In future filings, please disclose the business reasons for the changes between periods in the operating income (loss) of each of your segments discussed in Note 13 of your financial statements, along with the amounts shown in the unallocated corporate expenses line item. In circumstances where there is more than one business reason for the change, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us your revised disclosures for 2013 as compared to 2012. See Item 303(a)(3) of Regulation S-K and FRR 501.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding our comments and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining